Item 27. Exhibit (a)

CERTIFICATE OF CORPORATE SECRETARY OF MASSACHUSETTS MUTUAL LIFE
INSURANCE COMPANY

The undersigned hereby certifies that he is the Corporate Secretary of Massachusetts Mutual Life Insurance Company (the “Company”); that the following is an exact excerpt from the minutes of the October 14, 1981 Executive Committee Meeting; and that said vote remains in full force and effect.

“It was

VOTED:

That the Company establish a separate investment account, to be known as Massachusetts Mutual Variable Annuity Separate Account 2 or such other name as shall be determined by the President (referred to herein as “Separate Account 2”), in accordance with the provisions of Section 132G of Chapter 175 of the Massachusetts General Laws…”

IN WITNESS WHEREOF, I have hereunto affixed my hand and the seal of the Company on this 14th day of February, 2023.

(Seal)

[Seal]	/s/ Tokunbo Akinbajo
Tokunbo Akinbajo Corporate Secretary Massachusetts Mutual Life Insurance Company